UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

LUMINAR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

550424 105

(CUSIP Number)

Austin Russell

c/o Luminar Technologies, Inc.

2603 Discovery Drive, Suite 100

Orlando, FL 32826

(407) 900-5259

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 550424 105

1.	Name of Reporting Person Austin Russell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 105,118,203 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 105,118,203 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,118,203 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5% (2)(3)(4)
14.	Type of Reporting Person IN
(1)

Represents shares of Class B Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.

(2)

Based on 323,936,240 shares of Common Stock of the Issuer outstanding as of December 2, 2020, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 8, 2020 (the “Form 8-K”).

(3)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 105,118,203 shares of Class B Common Stock outstanding as of December 2, 2020, as reported in the Form 8-K, comprised of the shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to Class A Common Stock, $0.0001 par value per share and Class B Common Stock, $0.0001 par value per share (collectively, the “Common Stock”), of Luminar Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2603 Discovery Drive, Suite 100, Orlando, Florida 32826.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Austin Russell (the “Reporting Person”).

(b) The Reporting Person’s address is 2603 Discovery Drive, Suite 100, Orlando, Florida 32826.

(c) The Reporting Person is the President and Chief Executive Officer and a director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds

All of the shares of the Common Stock to which this Schedule 13D relates were acquired by the Reporting Person pursuant to an Agreement and Plan of Merger, dated August 24, 2020 (the “Merger Agreement”), by and among the Company (f/k/a Gores Metropoulos, Inc.), Dawn Merger Sub, Inc. (“First Merger Sub”), a wholly owned subsidiary of the Company, Dawn Merger Sub II, LLC (“Second Merger Sub”), a wholly owned subsidiary of the Company, and Luminar Holdco, LLC (f/k/a Luminar Technologies, Inc.) (“Legacy Luminar”). Pursuant to the Merger Agreement, First Merger Sub merged with and into Legacy Luminar, with Legacy Luminar continuing as the surviving corporation (the “First Merger”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Legacy Luminar merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity as a wholly owned subsidiary of the Company, under the new name Luminar Holdco, LLC (the “Mergers” and collectively with the other transactions described in the Merger Agreement, the “Transactions”). The Transactions closed on December 2, 2020 (the “Closing Date”).

Pursuant to the Merger Agreement, 7,711,738 shares of Class B Common Stock of Legacy Luminar held by the Reporting Person were converted into the right to receive 105,118,203 shares of Class B Common Stock of the Company, effective as of the Closing Date.

Item 4. Purpose of the Transaction

The Reporting Person acquired 105,118,203 shares of Class B Common Stock pursuant to the Merger Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Accordingly, the Reporting Person may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) — (b) The Reporting Person has beneficial ownership of 105,118,203 shares of the Common Stock. The percentage of beneficial ownership is approximately 32.5% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on 323,936,240 shares of Common Stock outstanding as of the Closing Date as reported in the Form 8-K.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of December 2, 2020.

(c) Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreement – In connection with the execution of the Merger Agreement, the Reporting Person entered into a voting agreement, dated as of August 24, 2020, with the Company (the “Voting Agreement”). Under the Voting Agreement, the Reporting Person agreed that, following the consummation of the business combination, solely if he is involuntarily terminated from his position as the Chief Executive Officer of the Company and as a result of his conviction of, or pleading guilty or nolo contendere to, a felony that has a material negative impact on the Company, at any meeting of the stockholders of the Company at which directors are to be elected following the consummation of the business combination, the Reporting Person, or any of his permitted successors or assigns, will not vote more than 10% of the Class B Common Stock he or they beneficially own in any director election.

Lock-Up Agreements – In connection with the Transactions, the Company and certain stockholders of each of the Company and Legacy Luminar, including the Reporting Person (collectively, the “Holders”), entered into Lockup Agreements. The Lockup Agreements provide for the securities of the Company held by the Holders to be locked up for a period of time following the Closing Date, subject to certain exceptions. The Reporting Person agreed (i) to a 180-day lock-up period (the “Lockup Period”) for his shares of Class B Common Stock held as of the Closing Date (the “Lockup Shares”) and (ii) after the 180th day and until the date that is 910 days after the Closing Date (the “Extended Lock-up Period”), the Reporting Person agreed not to sell more than 25% of his Lock-Up Shares in any six-month period.

Amended and Restated Registration Rights Agreement – In connection with the closing of the business combination, the Company, the Reporting Person and certain other stockholders (the “RRA Holders”) entered into an Amended and Restated Registration Rights Agreement, dated as of December 2, 2020 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement to register the resale of certain securities of the Company held by the RRA Holders within 30 days after the Closing Date. In addition, the RRA Holders are entitled to make up to six demands for registration, excluding short form demands, that the Company register shares of Common Stock held by these parties. The Registration Rights Agreement also provides customary “piggy-back” registration rights to such stockholders.

This summary is qualified by the actual terms of the Merger Agreement, the Voting Agreement, the Registration Rights Agreement and the Lockup Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Agreement and Plan of Merger, dated as of August 24, 2020, by and among Gores Metropoulos, Inc., Dawn Merger Sub, Inc., Dawn Merger Sub II, LLC., and Luminar Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 24, 2020).

2.	Voting Agreement, dated August 24, 2020, by and between Luminar Technologies, Inc. (f/k/a Gores Metropoulos, Inc.) and Austin Russell (incorporated by reference to Annex G to the Company’s Registration Statement on Form S-4/A (Registration No. 333-248794), filed with the SEC on October 23, 2020).

3.	Amended and Restated Registration Rights Agreement, dated as of December 2, 2020, by and among the Company, Gores Metropoulos Sponsor LLC and certain other parties (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 8, 2020).

4.	Form of Secondary Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on December 8, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

By: /s/ Austin Russell
Austin Russell